UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41645

ICZOOM GROUP INC.

(Registrant’s Name)

Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road

Futian District, Shenzhen

Guangdong, China, 518000

Tel: 86 755 86036281

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information contained in this report

On December 23, 2025, ICZOOM Group Inc., a Cayman Islands exempted company (the “Company”) disseminated a notice of an extraordinary general meeting of shareholders (the “Notice”) to be held on Friday, February 27, 2026 at 10:00 a.m. U.S. Eastern Time. A form of the Notice is attached to this Form 6-K as Exhibit 99.1.

The Company issued a press release on December 23, 2025 announcing the extraordinary general meeting of shareholders, which is furnished as Exhibit 99.2.

Exhibits

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders
99.2*	Press Release dated December 23, 2025

*	Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICZOOM Group Inc.

Date: December 23, 2025	By:	/s/ Lei Xia
	Name:	Lei Xia
	Title:	Chief Executive Officer

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